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          FORM 6-K

          SECURITIES AND EXCHANGE COMMISSION
          Washington, D.C.  20549



          REPORT OF FOREIGN ISSUER


          Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934




          For July 4, 1997 and
                July 23, 1997




          NAM TAI ELECTRONICS, INC.
          (Registrant's name in English)




            Unit 9, 15/F, Tower 1
            China Hong Kong City, 33 Canton Road
            TST, Kowloon, Hong Kong
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NAM TAI ELECTRONICS, INC.     CONTACT: WENDY L. WISEMAN
SUITE 530 - 999 WEST HASTINGS STREET     P.R. SECRETARY
VANCOUVER, B.C.  CANADA  V6C 2W2
TEL:  (604) 669-7800  FAX:  (604) 669-7816
TOLL FREE TEL & FAX:  1-800-661-8831       NEWS RELEASE
INTERNET WEBSITE: http://www.namtai.com


           PETITION TO LIQUIDATE TELE-ART INC.
           FILED BY NAM TAI ELECTRONICS, INC.

VANCOUVER, CANADA July 4, 1997 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NMS Symbol: NTAIF, TSE Symbol: NMT) announced that a petition for the winding up of Tele-Art Inc. (Symbols: TLARF, TLAFE) was filed with the High Court of Justice in the British Virgin Islands on June 27, 1997. Tele-Art Inc. has been unable to repay a judgment debt owing to Nam Tai.

Any creditor or contributory of Tele-Art Inc. desiring to support or oppose the making of an order for the winding up of Tele-Art Inc. may appear at the time of the hearing of the petition, by himself or by counsel for that purpose. Any person who intends to appear at the hearing of the petition must send notice by post to:

          McW. Todman & Co.
          Solicitors for the Petitioner
          P.O. Box 3342, 116 Main Street
          Road Town, Tortola, British Virgin Islands

Tele-Art Inc. is a British Virgin Islands incorporated company with its principal place of business in Hong Kong. Tele-Art Inc. and Nam Tai have another litigation matter which has been ongoing in the British Virgin Islands.

Nam Tai is a full service contract manufacturer which provides hardware and software design, plastic moulding, component purchasing, assembly, quality control and shipping services to major original equipment manufacturers ("OEMs") in Japan and North America. The Company makes use of highly advanced technology at its ISO 9001 certified facilities in Shenzhen, China. It also maintains marketing and administrative operations in Hong Kong and Vancouver, Canada, respectively. The Company's electronic products include personal organizers, spell checkers, dictionaries, calculators and IC Card Readers as well as complex electronic subassemblies and components. The Company's customers include Canon, Casio, Citizen, Matsushita Battery, Nintendo (which orders through Sharp), Optrex, Radio Shack, Sanyo Electric, Seiko Instruments, Sharp and Texas Instruments.

                         -end-

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NAM TAI ELECTRONICS, INC.     CONTACT: WENDY L. WISEMAN
SUITE 530 - 999 WEST HASTINGS STREET     P.R. SECRETARY
VANCOUVER, B.C.  CANADA  V6C 2W2
TEL:  (604) 669-7800  FAX:  (604) 669-7816
TOLL FREE TEL & FAX:  1-800-661-8831       NEWS RELEASE
INTERNET WEBSITE: http://www.namtai.com


               NAM TAI ELECTRONICS, INC.
         2nd-Qtr. EPS UP 470% TO $0.97 vs. $0.17

VANCOUVER, CANADA July 23, 1997 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company")(NASDAQ Symbol: NTAIF, TSE Symbol: NMT) today announced unaudited results for the second quarter ended June 30, 1997. Net sales for the period increased by 62% to $40,444,000 from $24,885,000 for the second quarter of 1996. Operating income for the second quarter of 1997 increased by 566% to $8,005,000 from $1,201,000 for the prior year period. Net income for the period increased by 450% to $7,763,000 from $1,409,000 for 1996. Earnings per share for the second quarter of 1997 increased by 470% to $0.97 per share from $0.17 per share for the prior year period.

Net sales for the six months ended June 30, 1997 increased by 42% to $71,596,000 from $50,242,000 for the first six months of 1996.
Operating income for the first six months of 1997 increased by 263% to $11,635,000 from $3,208,000 for the prior year period. Net income for the period increased by 256% to $13,333,000 from $3,742,000 for 1996. Earnings per share for the first six months of 1997 increased by 265% to $1.68 from $0.46 per share for the prior year period.

Nam Tai is a full service contract manufacturer which provides hardware and software design, plastic moulding, component purchasing, assembly, quality control and shipping services to major original equipment manufacturers ("OEMs") in Japan and North America. The Company makes use of highly advanced technology at its ISO 9001 certified facilities in Shenzhen, China. It also maintains marketing and administrative operations in Hong Kong and Vancouver, Canada, respectively. The Company's electronic products include personal organizers, spell checkers, dictionaries, calculators and IC Card Readers as well as complex electronic subassemblies and components. The Company's customers include Canon, Casio, Citizen, Matsushita Battery, Nintendo (which orders through Sharp), Optrex, Radio Shack, Sanyo Electric, Seiko Instruments, Sharp and Texas Instruments.

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NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
FOR THE PERIOD ENDED JUNE 30, 1997 AND 1996
(In Thousands of U.S. Dollars except per share data)

                                                 Three Months ended                      Six Months ended
                                                     June 30,                                 June 30,
                                           1997                 1996                1997              1996
Net sales                               $ 40,444               $24,885           $ 71,596             $50,242
Cost of sales                             27,850                19,978             51,756              40,299

  Gross profit                            12,594                 4,907             19,840               9,943
                                         -------               -------            -------             -------
Costs and expenses
  Selling, general and
   administrative expenses                 4,312                 3,448              7,664               6,323
  Research and development expenses          277                   258                541                 412
                                           4,589                 3,706              8,205               6,735
                                         -------               -------            -------             -------
Income from operations                     8,005                 1,201             11,635               3,208

  (Loss) gain on disposal of
   fixed assets                             (636)                    -               (634)                  -
  Other income - net                         574                   250              2,611                 617
  Interest expense                           (11)                  (18)               (37)                (19)

Income from consolidated companies
 before income taxes and
 minority interest                         7,932                 1,433             13,575               3,806
Income tax recovery (expense)               (169)                  (24)              (242)                (64)

Net income                               $ 7,763               $ 1,409            $13,333             $ 3,742


Earnings per share                      $   0.97              $   0.17           $   1.68            $   0.46

Weighted average common shares
 outstanding and common stock
 equivalents                           7,995,694             8,241,218          7,947,421            8,212,954

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NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEET
AS AT JUNE 30, 1997 AND DECEMBER 31, 1996
(In Thousands of U.S. Dollars)

                                                        June 30,  December 31,
                                                            1997          1996
                                                       ---------     ---------
ASSETS                                                (unaudited)
Current assets:
  Cash and cash equivalents                              $ 2,263       $ 1,761
  Term deposits                                           28,794        15,980
  Accounts receivable                                     23,342        16,589
  Inventories                                              9,594        10,511
  Prepaid expenses and deposits                            2,194         1,768

      Total current assets                                66,187        46,609
                                                        --------      --------
Long term investment                                       2,157         4,050

Property, plant and equipment, at cost                    44,665        46,751
 Less: accumulated depreciation and amortization         (12,378)      (10,264)
                                                          32,287        36,487
                                                        --------      --------
Other assets                                               1,702         1,245

      Total assets                                      $102,333       $88,391

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Notes payable                                            3,123         5,186
  Accounts payable and accrued expenses                   17,523        16,184
  Income taxes payable                                       263            31

  Total liabilities                                       20,909        21,401
                                                        --------       --------
Shareholders' equity:
  Common stock                                                81            78
  Additional paid-in capital                              30,725        28,572
  Stock option grants                                         47           305
  Retained earnings                                       50,544        38,007
  Foreign currency translation adjustment                     27            28

      Total shareholders' equity                          81,424        66,990
                                                        --------      --------

  Total liabilities and shareholders' equity            $102,333       $88,391

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The Registrant hereby incorporates this Report on Form 6-K into its
Registration Statement on Form F-3 (Registration No. 33-91553).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                       For and on behalf of
                                       Nam Tai Electronics, Inc.

                                       by
                                       (S.d.)  M.K. Koo

                                       M.K. Koo, Chairman

Date: August 28, 1997